JM

03045060

Johnson Matthey

December 1, 2003

Robert M. Talley
Vice President, General Counsel
and Secretary

PROCESSED
DEC 15 2003
THOMSON
FINANCIAL

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED
7099 3400 0005 5446 1746

DEC 08 2003

SUPPL

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20546

Re: Johnson Matthey PLC - File No. 82-2272

Dear Sirs:

Pursuant to Johnson Matthey PLC's undertaking to furnish the Securities Exchange Commission with certain information described in its request for exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, as more fully set forth in its letter of 28th September 1988, Johnson Matthey hereby submits the following:

Correction – Notification of Major Interests in Shares	**17 November 2003**
Dealings by Directors	**20 November 2003**
Notification of Major Interests in Shares	**24 November 2003**
Interim Results for the half year ended 30 Sept. 2003	**27 November 2003**

The Company understands that pursuant to Rule 12g3-2(b) the information furnished hereby is not deemed to be "filed" with the Commission and that the furnishing of such information does not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions concerning the foregoing, please contact me at the address and telephone number indicated on this letter.

Very truly yours,

Robert M. Talley
Vice President & General Counsel

Enclosure
cc: S. A. Farrant (w/o enclosures)
O:\LG\S\SEC\SEC120103.DOC

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Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Holding(s) in Company
Released	12:46 17 Nov 2003
Number	1417S

JM Johnson Matthey

CORRECTION - NOTIFICATION OF MAJOR INTERESTS IN SHARES

Name of company
Johnson Matthey plc

Name of shareholder having a major interest
Government of Singapore Investment Corporation Pte Ltd

Person with holding
As in 2 above

Name of registered holder
n/a

Number of shares/amount of stock acquired
none

Percentage of issued class
n/a

Number of shares/amount of stock disposed
Not known

Percentage of issued class
Not known

Class of security
Ordinary £1 shares

Date of transaction
Not known

Date company informed
23 October 2003

Total holding following this notification
6,282,526

Total percentage holding of issued class following this notification
Less than 3%

Any additional information

Name of contact and telephone number for queries
Brigid T Conway
020 7269 8461

Name of authorised company official responsible for making this notification
Brigid T Conway

Date of this notification: 17 November 2003

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Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Director Shareholding
Released	13:42 20 Nov 2003
Number	3090S

Johnson Matthey

DEALINGS BY DIRECTORS

Name of Company
Johnson Matthey PLC

Name of Director
C R N Clark
N A P Carson
P N Hawker
D W Morgan
J N Sheldrick

Person with holding(s)
As above

Registered Holder(s)
Mourant ECS Trustees Ltd as the Trustee of the Johnson Matthey Share Incentive Plan.

Connected person(s)
n/a

Nature & extent of transaction
Regular monthly acquisition of shares via the Johnson Matthey Share Incentive Plan

Number of shares/amount of stock acquired

C R N Clark	36
N A P Carson	36
P N Hawker	36
D W Morgan	36
J N Sheldrick	36

Percentage of issued class
Less than 0.01%

Number of shares/amount of stock disposed
n/a

Percentage of issued class
n/a

Class of security
Ordinary £1 shares

Price per share
£10.35

Date of transaction
19 November 2003

Date company informed
20 November 2003

Total holding following this notification

C R N Clark	17,678
N A P Carson	44,773
P N Hawker	6,864
D W Morgan	35,234
J N Sheldrick	92,180

Total percentage holding of issued class following this notification
0.9%

Contact and telephone number for queries
Lynne Sanderson
020 7269 8461

Name of authorised company official responsible for making this notification:
Lynne Sanderson
020 7269 8461

Date of Notification: 20 November 2003

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Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Holding(s) in Company
Released	11:13 24 Nov 2003
Number	4042S

Johnson Matthey

NOTIFICATION OF MAJOR INTERESTS IN SHARES

Name of company	Johnson Matthey plc
Name of shareholder having a major interest	Legal & General Investment Management
Person with holding	As in 2 above
Name of registered holder	HSBC Global Custody Nominee (UK) Ltd
Number of shares/amount of stock acquired	n/a
Percentage of issued class	n/a
Number of shares/amount of stock disposed	not known
Percentage of issued class	not known
Class of security	Ordinary £1 shares
Date of transaction	20 November 2003
Date company informed	21 November 2003
Total holding following this notification	8,801,619
Total percentage holding of issued class following this notification	3.99%
Any additional information	
Name of contact and telephone number for queries	Brigid Conway 0207 269 8461
Name of authorised company	Brigid Conway

official responsible for making
this notification

Date of this notification: **24 November 2003**

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Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Interim Results
Released	07:00 27 Nov 2003
Number	5540S

JM Johnson Matthey

For Release at 7.00 am Thursday 27th November 2003

Interim Results for the half year ended 30th September 2003

Catalysts and Pharmaceutical Materials drive growth in profits

Summary Results

- Operating profit before goodwill amortisation up 13% to £103.1 million
- Profit before tax and goodwill amortisation up 4% to £97.5 million
- Earnings per share before goodwill amortisation up 5% to 31.8 pence
- Interim dividend increased by 5% to 8.2 pence

	Six months to 30th September 2003	2002[3]	% change
Turnover	£2,165m	£2,247m	-4
Sales excluding precious metals	£625m	£562m	+11
Operating profit[1]	£103.1m	£91.0m	+13
Profit before tax[1]	£97.5m	£93.7m	+4
Earnings per share[1]	31.8p	30.4p	+5
Earnings per share[2]	27.8p	28.1p	-1
Dividend per share	8.2p	7.8p	+5
Exceptional items	£ nil	£ nil	
Goodwill amortisation	£(9.9)m	£(4.8)m	

[1]Before goodwill amortisation [2]After goodwill amortisation [3]Restated for FRS17

Business Progress

- Strong growth from Catalysts with profits up 28% to £56.5 million
- Environmental Catalysts and Technologies (ECT) ahead despite weaker car production in the US

and Europe, reflecting good demand in Asia and increasing contribution from heavy duty diesel catalysts
- Process Catalysts and Technologies (PCT) well up benefiting from a good contribution from the forn Synetix businesses
- Pharmaceutical Materials' profits up 8% to £20.7 million with good growth at West Deptford and Macfarlan Smith
- Renewed long term contracts agreed with Anglo Platinum
- Precious Metals' profits reduced by 10% to £21.9 million reflecting weak trading conditions for palla and rhodium
- Colours & Coatings' profits up 2% to £11.8 million. Group to divest Structural Ceramics and Specia Coatings

Commenting on the results, Chris Clark, Chief Executive of Johnson Matthey said:

"Johnson Matthey has made further progress in the last six months with good growth in Catalysts and Pharmaceutical Materials. The outlook for both of these divisions remains encouraging while the renewed contracts with Anglo Platinum will underpin the long term growth of Precious Metals Division."

Enquiries:

Chris Clark, Chief Executive, Johnson Matthey	020 7269 8435
John Sheldrick, Group Finance Director, Johnson Matthey	020 7269 8438
Howard Lee / Laura Hickman, Gavin Anderson & Co	020 7554 1400

www.matthey.com

Report to Shareholders

Introduction

Johnson Matthey has made encouraging progress in the first half of 2003/04, with Catalysts Division and Pharmaceutical Materials Division continuing to deliver good growth. Catalysts Division's profits rose by 28% in the half year including a good contribution from the former Synetix businesses acquired from ICI in November 2002.

Johnson Matthey enjoys a close relationship with Anglo Platinum, the world's largest producer of platinum, which stretches back over 70 years. Renewed long term contracts have been signed with Anglo Platinum which will take effect on 1st January 2004 and extend the relationship well into the next decade. These renewed contracts bring a reduction in commissions and discounts from current levels, but Johnson Matthey will benefit from the planned expansion in mine output over the lives of the

contracts.

With the increasing focus on Catalysts, Precious Metals and Pharmaceutical Materials the Board has decided that it will divest the Structural Ceramics and Speciality Coatings businesses which form the majority of Colours & Coatings Division. The Decorative Precious Metals and Glass coatings businesses, which have very close links with other parts of Johnson Matthey, will be retained.

Review of Results

For the current financial year Johnson Matthey has adopted FRS 17, the new accounting standard for pensions. Last year's results have been restated accordingly.

Total sales for the group fell by 4% in the half year to £2,165 million reflecting lower prices for palladium and rhodium and the lower levels of trading activity in those metals. Sales excluding the value of precious metals rose by 11% to £625 million.

Operating profit before goodwill amortisation rose by 13% to £103.1 million despite the impact of the weaker US dollar. Interest also rose significantly, partly reflecting higher average borrowings following the acquisition of Synetix but also as a consequence of the change to FRS 17 and the reduction in the pension fund surplus at 31st March 2003. Profit before tax and goodwill amortisation rose by 4% to £97.5 million. Earnings per share before goodwill amortisation rose by 5% to 31.8 pence.

Goodwill amortisation rose by £5.1 million to £9.9 million reflecting the additional goodwill arising on the acquisition of Synetix in 2002. Earnings per share after goodwill amortisation fell by 1% to 27.8 pence. There were no exceptional items in the half year.

Dividend

The interim dividend has been increased by 5% to 8.2 pence, in line with the growth in earnings per share before goodwill amortisation.

Operations

Catalysts Division's sales rose by 13% to £593 million despite the fall in palladium and rhodium prices. Sales excluding the value of precious metals rose by 27% to £380 million benefiting from the six months' contribution from the former Synetix businesses. The division's operating profit rose by 28% to

£56.5 million.

Environmental Catalysts and Technologies (ECT), which encompasses Johnson Matthey's worldwide autocatalyst, heavy duty diesel (HDD) and stationary source emission control businesses, was ahead of last year despite the weaker car market in the US. Light duty vehicle sales in the US were down 1% in Johnson Matthey's half year, while production fell by over 7% reflecting increased imports. In Europe, car sales were slightly up for the same period while production fell by 2%.

Growth in Asian sales and increasing sales of heavy duty diesel products more than made up for the weaker demand in the US and Europe. Car sales in China have risen strongly so far this year and the group's business there achieved significant growth.
HDD retrofit sales grew substantially in the half year with particularly strong sales in Japan supported by an incentive programme from the Tokyo Metropolitan Government. HDD sales to original equipment manufacturers also continue to grow and we are increasing our investment in joint development programmes with the major manufacturers.

Process Catalysts and Technologies (PCT), which sells catalysts to the chemicals, pharmaceutical, oil & gas and other markets, was strongly ahead benefiting from the contribution from the former Synetix businesses. The integration of those businesses into Johnson Matthey has progressed very well and results are in line with our expectations at the time of the acquisition. Overall, the catalyst part of PCT is achieving good growth but refining profits are down reflecting the impact of the fall in the palladium price. Research Chemicals, our catalogue business, continues to achieve good growth.

The **Fuel Cells** business made good progress. Demand for membrane electrode assemblies (MEAs) from the Swindon facility continues to grow and a number of prototype units containing Johnson Matthey products are now in durability trials, with the main focus being on stationary power and transport sectors. Net expense for the half year was £6.2 million.

Precious Metals Division's sales fell by 9% to £1,380 million, reflecting subdued trading activity for palladium and rhodium. Operating profit fell by 10% to £21.9 million. Demand for platinum in autocatalysts reached a record high as diesel car sales grew strongly in Europe and US manufacturers used less metal from inventories than in 2002. Despite a fall in jewellery usage, total platinum demand matched last year's record and, with mine output only slightly higher, the platinum market remained in deficit for the fifth consecutive year. The price soared, averaging $673 per oz in the first half, 24% higher than the same period last year. By the end of the half year, platinum was trading over $730 per oz, a 23 year high.

By comparison, the markets for palladium and rhodium performed very poorly and this was reflected in

subdued trading margins. Despite higher demand for both metals, a large increase in primary sales left the markets in surplus for the third consecutive year. The palladium price collapsed by 46% to an average of $183 per oz, whilst rhodium suffered a 39% fall to $512 per oz.

The division's platinum fabrication businesses achieved further growth with good demand for medical components. Gold refining was down on last year with the stronger gold price having little immediate impact on mine output and margins continuing to be under pressure.

Colours & Coatings Division's sales fell by 4% to £126.7 million reflecting a softening in demand in the European tile market. Profits were up 2% to £11.8 million with an improvement in margins.

The Structural Ceramics sector, which sells largely to the tile industry, experienced weaker demand from tile manufacturers in Europe, partly as a reflection of the weakness in some euro-zone economies and partly as a result of the impact of the strong euro on sales from Europe into Asia. However, our Glass coatings business continued to achieve good growth in sales and profits benefiting from new product introductions and market share gains.

Pharmaceutical Materials Division's sales fell by 2% to £64.7 million, partly as a result of exchange translation. Profits rose by 8% to £20.7 million.

West Deptford was well ahead in the half year with good growth in controlled drugs and an expanded range of platinum based anticancer compounds. Macfarlan Smith's sales were slightly below last year reflecting the impact of significantly lower raw material costs which were passed on to customers in lower prices. However, profits were well ahead of last year benefiting from increased sales of high margin specialist opiates. Pharm-Eco experienced the industry-wide drop in demand for contract research in the first quarter but was able to respond by gaining new business and the market has subsequently recovered. Significant progress was made on the development and commercialisation of prostaglandin products for both the US and European markets.

Finance

Exchange Rates

Over a third of the group's profits were made in North America, mainly in the USA. The US dollar weakened significantly from $1.51/£ in the first half of last year to an average of $1.62/£ for the six months to 30th September 2003, which reduced reported group profit before tax for the half year by £2.8 million.

The group has significant operations in several euro-zone countries and in South Africa whose currencies have strengthened against sterling. The group benefited by £1.4 million from the translation of profits made in euros, mainly in Colours & Coatings, but the euro's strength had a negative impact on demand. The overall impact of the appreciation of the South African rand was broadly neutral since the products the group manufactures there are generally for export.

Interest

In the six months to 30th September 2003 the group's interest charge rose by £4.2 million to £8.5 million as a result of the increase in average net borrowings following the acquisition of Synetix in November 2002. Interest was slightly lower than the second half of last year reflecting the benefit of lower interest rates.

The group has adopted FRS 17, the new accounting standard for pensions, for the current financial year. Under FRS 17 the net return on retirement benefits assets and liabilities fell from £7.0 million in the first half of last year to £2.9 million in the six months to 30th September 2003. The drop reflects the fall in the value of the pension fund surplus last year as measured on 31st March 2003 when world equity markets were particularly depressed.

Taxation

The group's tax charge for the six month period rose by £0.2 million to £28.0 million. Before goodwill amortisation the average tax rate increased slightly from 29.7% to 29.9%.

Cash Flow

Johnson Matthey's net cash flow from operations was £142.4 million which was 23% up on last year. Capital expenditure was slightly higher than last year at £58.3 million which was 1.9 times depreciation, reflecting the group's continuing strategy of investing in its growth businesses. The rate of expenditure is planned to fall somewhat in the second half of the year.

Net cash flow was positive at £19.5 million. After taking into account favourable exchange translation, net borrowings fell by £22.6 million to £379.9 million. Shareholders' funds (restated for FRS 17) rose by £50.8 million to £850.7 million with gearing (net borrowings / shareholders' funds and minority interests) of 44%.

Business Developments

Johnson Matthey continues to be the largest fabricator of platinum group metal (pgm) products in the world and has a distribution capability second to none. Our sales and marketing activities promote demand for existing and new pgm products worldwide. The use of platinum is expected to show significant growth over the next decade, with many of the new applications developed in Johnson

Matthey's own laboratories.

The group continues to enjoy a close relationship with Anglo Platinum, the world's largest producer of platinum, a relationship which goes back over 70 years. With effect from 1st January 2004, we have renewed our long term contracts with Anglo Platinum, which will extend the relationship well into the next decade. Under the revised terms, group income will fall in the short term but will then grow as pgm sales increase over the lives of the contracts. At current pgm prices the immediate impact of the new contracts will be a reduction in income of roughly £1.5 million per quarter starting on 1st January 2004.

Elsewhere in Precious Metals Division the platinum fabrication business continues to prosper driven by increasing demand for medical components. To meet this increasing demand, in August 2003 the business moved to larger premises in San Diego with expanded production capacity.

Our Environmental Catalysts and Technologies (ECT) business continues to benefit from growth in the demand for heavy duty diesel aftertreatment technologies. In the first half, sales in Japan grew substantially as a result of an incentive scheme promoted by the Metropolitan Government of Tokyo to improve air quality in the city. Further schemes of this kind are under discussion in cities in many parts of the world. Meanwhile, regulations affecting the sale of new vehicles will be introduced in the USA in 2007 and in Europe in 2008 which will substantially increase the demand for catalytic devices for trucks and buses. Johnson Matthey has a number of joint development programmes with major engine makers and is already supplying production quantities of catalysts to these companies.

The acquisition of Synetix has led to a major expansion of our Process Catalysts and Technologies (PCT) business. PCT's catalyst business is focused largely on the process catalyst market where there are a wide range of diverse applications. Following the acquisition of Synetix from ICI in November 2002 PCT has been reorganised to create a fully integrated business focused on its major market segments.

There are a number of niche markets for process catalysts which have excellent growth prospects over the medium term. One of the largest potential new markets is catalysts for gas to liquids (GTL) applications. GTL technology is used to convert stranded natural gas into clean diesel fuel and other

valuable products. We expect a steady growth in the number of new GTL plants being announced through the second half of this decade as the trend to ultra clean fuels gathers pace. The capital cost of each GTL facility is very high and the main steps in the process require large quantities of catalysts. Johnson Matthey already has leading technology in the development of these catalysts and is working with many of the world's major oil and gas companies to meet their process requirements. By 2010 the total market for catalysts for the GTL processes could be worth over US $400 million p.a.

Our Pharmaceutical Materials Division continues to make good progress. The new morphine and codeine extraction facility at West Deptford has now been completed and commissioning has commenced. The new facility is on track to be in commercial production by the end of this financial year. We are building a new facility at Macfarlan Smith to produce a range of specialist products (mainly highly potent analgesics) which are difficult to manufacture and only sell in small volumes but attract high margins. This new facility should be in production in the first quarter of our next financial year.

Over the last few years we have successfully restructured our Colours & Coatings Division and created a business which is among the most profitable in its industry. However the Structural Ceramics and Speciality Coatings sectors (which contributed roughly two thirds of the division's profits last year) have relatively little overlap with the rest of the Johnson Matthey group. Following a strategic review the Board has decided to invite offers for these two combined businesses. The remaining Decorative Precious Metals and Glass coatings businesses, which have close links to the group's other precious metals activities, will be retained and would be transferred to Precious Metals Division following a divestment of Structural Ceramics and Speciality Coatings.

Outlook

The outlook for the second half of the year is similar to the first with further growth expected in Catalysts and Pharmaceutical Materials. Results for Precious Metals will be impacted by the terms of the renewed contracts with Anglo Platinum which take effect on 1st January 2004.

The current weakness of the US dollar will have an adverse impact on exchange translation compared with the first half of this year. However, despite adverse currency movements we are confident that the group will achieve growth in earnings per share (before exceptional items and goodwill amortisation) and dividends for the full year.

The longer term outlook for Johnson Matthey remains very encouraging with significant growth opportunities in Catalysts, Fuel Cells and Pharmaceutical Materials while the renewed contracts with Anglo Platinum will underpin the longer term growth of Precious Metals Division.

Consolidated Profit and Loss Account

for the six months ended 30th September 2003

		Six months to					
	Notes	30.9.03 Before goodwill amortisation £ million	30.9.03 Goodwill amortisation £ million	30.9.03 Total £ million	30.9.02 Before goodwill amortisation restated £ million	30.9.02 Total restated £ million	r £
Turnover	3	2,164.7	-	2,164.7	2,246.6	2,246.6	4,
Operating profit	5						
Before goodwill amortisation		102.9	-	102.9	91.0	91.0	
Goodwill amortisation		-	(9.9)	(9.9)	-	(4.8)	
Before exceptional items		102.9	(9.9)	93.0	91.0	86.2	
Exceptional items		-	-	-	-	-	
Group operating profit		102.9	(9.9)	93.0	91.0	86.2	
Share of profit in associates		0.2	-	0.2	-	-	
Share of exceptional items in associates		-	-	-	-	-	
Total operating profit	5	103.1	(9.9)	93.2	91.0	86.2	
Profit on sale of continuing operations		-	-	-	-	-	
Profit on ordinary activities before interest		103.1	(9.9)	93.2	91.0	86.2	
Net interest		(8.5)	-	(8.5)	(4.3)	(4.3)	
Net return on retirement benefits assets and liabilities	6	2.9	-	2.9	7.0	7.0	
Profit on ordinary activities before taxation		97.5	(9.9)	87.6	93.7	88.9	
Taxation	7	(29.2)	1.2	(28.0)	(27.8)	(27.8)	
Profit after taxation		68.3	(8.7)	59.6	65.9	61.1	
Minority interests		0.9	-	0.9	(0.2)	(0.2)	
Profit attributable to shareholders		69.2	(8.7)	60.5	65.7	60.9	
Dividends	8	(17.9)	-	(17.9)	(17.0)	(17.0)	
Retained profit		51.3	(8.7)	42.6	48.7	43.9	
					restated	restated	r
		pence		pence	pence	pence	

Earnings per ordinary share (EPS)					
Basic	9		**27.8**		28.1
Diluted	9		**27.7**		27.9
EPS before exceptional items and goodwill amortisation					
Basic	9	**31.8**		30.4	
Diluted	9	**31.7**		30.1	
Dividend per ordinary share	8	**8.2**	**8.2**	7.8	7.8

Consolidated Balance Sheet

as at 30th September 2003

	Notes	30.9.03 £ million	30.9.02 restated £ million	31. rest £ m
Fixed assets				
Goodwill		**364.2**	176.3	37
Tangible fixed assets		**622.1**	500.0	60
Investments		**6.0**	2.2	
		992.3	678.5	98
Current assets				
Stocks		**444.4**	397.6	43
Debtors		**356.5**	326.9	36
Short term investments		**16.8**	15.8	1
Cash at bank and in hand		**76.7**	89.1	10
		894.4	829.4	91
Creditors: Amounts falling due within one year				
Borrowings and finance leases		**(64.0)**	(85.4)	(40
Precious metal leases		**(121.1)**	(122.1)	(12
Other creditors		**(383.8)**	(321.6)	(38
Net current assets		**325.5**	300.3	35
Total assets less current liabilities		**1,317.8**	978.8	1,33
Creditors: Amounts falling due after more than one year				
Borrowings and finance leases		**(392.6)**	(153.1)	(45
Other creditors		**(0.6)**	(0.5)	(
Provisions for liabilities and charges		**(39.4)**	(38.5)	(4
Net assets excluding retirement benefits assets and liabilities		**885.2**	786.7	83
Retirement benefits net assets	6	**3.3**	78.6	
Retirement benefits net liabilities	6	**(28.2)**	(15.5)	(2
Net assets including retirement benefits assets and liabilities		**860.3**	849.8	81